Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF APRIL 26, 2018

DATE, TIME AND PLACE: On April 26, 2018, at 1 p.m., at Av. Brigadeiro Faria Lima, 3500, 1º andar, in São Paulo, State of São Paulo (SP).

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the members, with the participation of the members João Moreira Salles and Ricardo Villela Marino by video conference as permitted by item 6.7.1 of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

Taking into consideration the resolutions of Stockholders in the Annual and Extraordinary General Stockholders’ Meeting held on April 25, 2018 and after discussing the topics below, the Members of the Board resolved:

BOARD OF DIRECTORS

1)             To appoint: Co-Chairmen PEDRO MOREIRA SALLES and ROBERTO EGYDIO SETUBAL;

EXECUTIVE BOARD

2)             To establish at 21 the number of seats on the Board of Officers for an annual term of office, which will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2019, composed of a Chief Executive Officer, 2 General Directors, 3 Director Vice Presidents, 4 Executive Officers and 11 Officers.

3)             To reelect CANDIDO BOTELHO BRACHER, EDUARDO MAZZILLI DE VASSIMON, MÁRCIO DE ANDRADE SCHETTINI, ANDRÉ SAPOZNIK, CAIO IBRAHIM DAVID, CLAUDIA POLITANSKI, ALEXSANDRO BROEDEL LOPES, FERNANDO BARÇANTE TOSTES MALTA, LEILA CRISTIANE BARBOZA BRAGA DE MELO, PAULO SERGIO MIRON, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, EMERSON MACEDO BORTOLOTO, GILBERTO FRUSSA, JOSÉ VIRGILIO VITA NETO, MATIAS GRANATA, RENATO BARBOSA DO NASCIMENTO, RODRIGO LUÍS ROSA COUTO, SERGIO MYCHKIS GOLDSTEIN, TATIANA GRECCO AND TOM GOUVÊA GERTH, all qualified below, for the next annual term of office that will be effective until the investiture of those elected by the Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2019, thus being composed as follows:

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 2

EXECUTIVE BOARD

CEO

CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 10.266.958-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

General Directors

EDUARDO MAZZILLI DE VASSIMON, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 9.539.448-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 033.540.748-09, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; and

MÁRCIO DE ANDRADE SCHETTINI, Brazilian, married, engineer, bearer of the Identity Card (RGSSP/RJ) No. 05.492.490-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 662.031.207-15, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Director Vice Presidents

ANDRÉ SAPOZNIK, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 21.615.978-7 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 165.085.128-62, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

CAIO IBRAHIM DAVID, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 12.470.390-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.398.578-85, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and

CLAUDIA POLITANKI, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.633.770-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 132.874.158-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 3

Executive Officers

ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/ES) No. 1.215.567 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 031.212.717-09, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

FERNANDO BRAÇANTE TOSTES MALTA, Brazilian, divorced, systems analyst, bearer of the Identity Card (RG-IFP/RJ) No. 07.292.860-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 992.648.037-34, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 20.187.093-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 153.451.838-05, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902;

PAULO SERGIO MIRON, Brazilian, married, accountant and economist, bearer of the Identity Card (RG-SSP/SP) No. 16.191.136-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 076.444.278-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

Officers

ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of the Identity Card (RG-SSP/MG) No. M-6.087.593 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.644.028-07, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902;

ANDRE BALESTRIN CESTARE, Brazilian, single, engineer, bearer of the Identity Card (RG-SSP/SP) No. 28.909.394-6 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 213.634.648-25, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.587.899-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 186.130.758-60, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

GILBERTO FRUSSA, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 16.121.865-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 127.235.568-32, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 4

JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 28.102.942-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.403.628-30, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902;

MATIAS GRANATA, Argentinean, married, economist, bearer of the Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V343726-G and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 228.724.568-56, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of the Identity Card (RG-SSP/SP) No. 21.582.888-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 161.373.518-90, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

RODRIGO LUÍS ROSA COUTO, Brazilian, divorced, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5060112165 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 882.947.650-15, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132;

SERGIO MYCHKIS GOLDSTEIN, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 21.311.913-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 282.310.718-57, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 4º andar, Itaim Bibi, CEP 04538-132;

TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of the Identity Card (RG-SSP/SP) No. 22.539.046-2 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 167.629.258-63, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3400, 3º andar, Itaim Bibi, CEP 04538-132;

TOM GOUVÊA GERTH, Brazilian, married, business administrator and accountant, bearer of the Identity Card (RG-SSP/SP) No. 23.046.899-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 256.166.718-94, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

4)        To record (i) the presentation of documents substantiating compliance with prior conditions for eligibility in accordance with Articles 146 and 147 of Law No. 6,404/76 and current regulations, particularly Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the company’s head office; and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by the Central Bank of Brazil (“BACEN”).

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 5

5)        To record that the General Directors will have the following specific duties:

5.1. Eduardo Mazzilli de Vassimon will be responsible for structuring the services and establishing the internal and operational rules related to the wholesale and middle market and large legal entity relationship departments, including the provision of banking, investment banking and asset management services, and for the institutional treasury department;

5.2. Márcio de Andrade Schettini will be responsible for structuring the services and establishing the internal and operational rules related to the Commercial Bank; for the relationship with and offers of products and services to the individual and corporate client base, covered in all retail segmentation levels; and for the insurance and capitalization (Premium bonds) departments.

6)        In accordance with the rules of CMN, BACEN and CVM, to assign the responsibilities listed below to the Company’s officers:

EDUARDO MAZZILLI DE VASSIMON

Rural Credit Department – CMN Resolution No. 3,556/08;

Investment Portfolio – CMN Resolution No. 2,212/95;

Repurchase Operations – CMN Resolution No. 3,339/06;

Loans and Securities Lending Operations – CMN Resolution No. 3,197/04

Swap Operations – CMN Resolution No. CMN 3,505/07; and

Operations carried out with securities in regulated markets – CVM Instruction No. 505/11.

MÁRCIO DE ANDRADE SCHETTINI

Commercial Portfolio – CMN Resolution No. 2,212/95;

Lease Portfolio – CMN Resolution No. 2,212/95;

Real Estate Loan Portfolio – CMN Resolution No. 2,212/95;

Credit, Finance and Investment Portfolio – CMN Resolution No. 2,212/95;

Deposit Accounts – CMN Resolutions No. 2,025/93 and No. 2,078/94;

Foreign Currency Market-related Operations – CMN Resolution No. 3,568/08; and

Registration of Guarantees on Vehicles and Properties – CMN Resolution No. 4,088/12.

ANDRÉ SAPOZNIK

Matters related to the Brazilian Payments System – BACEN Circular No. 3,281/05;

Client Registration of the National Financial System (SFN) – BACEN Circular No. 3,347/07; and

Selic Matters –BACEN Circular No. 3808/16.

CAIO IBRAHIM DAVID

Risk Management (CRO) - CMN Resolution No. 4,557/17.

ALEXSANDRO BROEDEL LOPES

Accounting Department – CMN Resolution No. 3,198/04;

Data update in the Unicad – BACEN Circular No. 3,165/02; and

Investor Relations Officer – CVM Instruction No. 480/09.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 6

FERNANDO BARÇANTE TOSTES MALTA

Prevention and Combating of Money Laundering (Law No. 9,613/98 and regulations in effect), being responsible for assessing, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to the programs for the prevention of money laundering, combating terrorism financing and for the privacy and security of information, with powers to appoint specific departments that are under his responsibility to act in relation to these powers; and

Procedures and internal controls related to operations conducted with securities in regulated markets – CVM Instruction No. 505/11.

LEILA CRISTIANE BARBOZA BRAGA DE MELO

RDR System (System of Registration of Complaints and Requests) – BACEN Circular No. 3,729/14.

ANDRE BALESTRIN CESTARE

Registration of Credit Assignment Operations – CMN Resolution No. 3,998/11; and

Credit Information System (SCR) – BACEN Circular No. 3,870/17.

GILBERTO FRUSSA

Supply of Information – BACEN Circular No. 3,504/10;

Environmental and Social Responsibility Policy – CMN Resolution No. 4,327/14;

Adequacy of Products, Services and Operations to the Client’s Profile – CVM Instruction No. 539/13; and

Institutional Policy of Relationship with clients and users of financial products and services - CMN Resolution No. 4,539/16.

RODRIGO LUÍS ROSA COUTO

Determination of Minimum Limits and Standards –BACEN Circular No. 3,398/08;

Determination of RWA amount, PR and Principal Capital – CMN Resolution No. 4,193/13;

Capital Risk Management - CMN Resolution No. 4,557/17; and

Recovery Plan - CMN Resolution No. 4,502/16.

7)        With respect to the Committees that report to the Board of Directors, to establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2019:

(i)        to reelect ANTONIO FRANCISCO DE LIMA NETO, DIEGO FRESCO GUTIERREZ, GUSTAVO JORGE LABOISSIÈRE LOYOLA, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and ROGÉRIO PAULO CALDERÓN PERES, and elect ANTONIO CARLOS BARBOSA DE OLIVEIRA, all qualified below;

(ii)        to establish the following composition of the Audit Committee:

Chairman: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 7

Members: ANTONIO CARLOS BARBOSA DE OLIVEIRA, Brazilian, married, mechanical engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.518.457-4 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 528.154.718-68, domiciled in the city and state of São Paulo at R Bandeira Paulista, 726, Conj 11, Itaim Bibi, CEP 04532-012; ANTONIO FRANCISCO DE LIMA NETO, Brazilian, married, economist, bearer of the Identity Card (CRE/11ª.Região/DF) No. 5563-8 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 231.877.943-00; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of the Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V-203.593-3 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 214.970.328-90; ROGÉRIO PAULO CALDERÓN PERES, Brazilian, divorced, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 05.212.295-5 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 035.248.608-26, all domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9º andar, Parque Jabaquara, CEP 04344-902 and MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) 6.578.061-9 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50, domiciled in London, United Kingdom at 52 Canary View, 23 Dowells Street, SE10 9DY.

(iii) to register the submission by the members the Audit Committee of the documents that support compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and in the regulations in force, particularly CMN Resolutions No. 3,198/04 and No. 4,122/12, which shall be filed at the Company’s head office, and that their investiture will be formalized as soon as this election is approved by BACEN.

(iv) to register that DIEGO FRESCO GUTIERREZ is the member of the Audit Committee of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing fields (financial expert);

8.        With respect to the other Committees, establish the following compositions:

STRATEGY COMMITTEE

Chairman: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of the Identity Card (RG-SSP/SP) No. 19.979.952-0 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Members: FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/SP) No. 5.654.446-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 771.733.258-20, domiciled in the city and state of São Paulo at Rua General San Martin, 23, Jardim América, CEP 01439-030; JOÃO MOREIRA SALLES, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 295.520.008-58, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 4440, 16º, andar, Itaim Bibi, CEP 04538-132; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 252.398.288-90, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 8

RISK AND CAPITAL MANAGEMENT COMMITTEE

Chairman: PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of the Identity Card (RGIFP/RJ) No. 03.733.122-0 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035;

Members: MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 3.082.364-X and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and ROBERTO EGYDIO SETUBAL, already qualified.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

Chairman: PEDRO MOREIRA SALLES, already qualified.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 6.045.777-6 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1.938, 5º andar, Bela Vista, CEP 01310-942; FÁBIO COLLETTI BARBOSA, already qualified; ANA LÚCIA DE MATTOS BARRETTO VILLELA, Brazilian, married, teacher, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 13.861.521-4 and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 066.530.828-06, domiciled in the city and state of São Paulo at Rua Fradique Coutinho, 50, 11º andar, Pinheiros, CEP 05416-000; MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 3.082.364-X and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 700.536.698-00, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

RELATED PARTIES COMMITTEE

Chairman: FÁBIO COLLETTI BARBOSA, already qualified.

Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/DF) No. 408.776 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, Jardim América, CEP 01427-000; and PEDRO LUIZ BODIN DE MORAES, already qualified.

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A., OF APRIL 26, 2018 - 1 P.M.	page 9

PERSONNEL COMMITTEE

Chairman: PEDRO MOREIRA SALLES, already qualified.

Members: ALFREDO EGYDIO SETUBAL, already qualified; AMOS GENISH, Israeli, married, economist, bearer of the Alien Registration Card (RNE CGPI/DIREX/DPF) No. V305047-D and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 009.194.169-50, domiciled in London, United Kingdom at 2 Daleham Gardens, NW3 5DA; ANA LÚCIA DE MATTOS BARRETTO VILLELA, already qualified; FÁBIO COLLETTI BARBOSA, already qualified; and JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of the Identity Card (RG-SSP/RS) No. 6011890834 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400.

COMPENSATION COMMITTEE

Chairman: ROBERTO EGYDIO SETUBAL, already qualified.

Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA, already qualified; ISRAEL VAINBOIM (non-management member), Brazilian, divorced, engineer, bearer of the Identity Card (RG-SSP/SP) No. 14.189.351 and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 090.997.197-87, domiciled in the city and state of São Paulo (SP) at Rua Diogo Moreira, 132, conjunto 1.601, Pinheiros, CEP 05423-010; PEDRO LUIZ BODIN DE MORAES, already qualified; and PEDRO MOREIRA SALLES, already qualified.

Next, the Board of Directors, in the exercise of the duties assigned to it under the Bylaws, analyzed and approved: (i) the amendment to the Board of Directors' Charter to adjust it to the provisions in the Corporate Bylaws; (ii) the amendment of the Audit Committee Regulations to: provide for the age limit for the election of its members; provide for the minimum number of annual meetings; allow for the participation of the members of the Committee via conference call, video conference or any other means of electronic communication; improve the description of its powers; provide for the monitoring of the Committee of the work of the audit committees of foreign units when they are established; and improve the wording regarding the preparation of the annual report.

CLOSING: Once the work was completed, Claudia Politanski, secretary of the Board, drafted these minutes and after they were read and approved by all, they were signed by those attending the meeting and will be subsequently signed by the members who attended via video conference. São Paulo (SP), April 26, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Members of the Board.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer